EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows (unaudited):

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in millions)
Fixed charges:
Interest expense and amortization of debt issuance costs	$90	$64	$46	$43	$59
Interest portion of rental expense	13	10	10	11	12
Total fixed charges	$103	$74	$56	$54	$71

Earnings:
Income before income taxes	$891	$1,494	$643	$549	$44
Fixed charges per above	103	74	56	54	71
Equity in losses (earnings) of equity investees	9	3	—	—	(13)
Total earnings, as adjusted	$1,003	$1,571	$699	$603	$102
Ratio of earnings to fixed charges	9.74	21.23	12.48	11.17	1.44

The calculation above relates to the $1,850 million of registered debt securities that the Company had outstanding at December 31, 2005. The ratios above should be read in conjunction with our consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2005.